Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112271
The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Preliminary Prospectus Supplement dated February 25, 2004.

This Prospectus Supplement should be read in conjunction with the Prospectus dated February 18, 2004.
$

STATE OF ISRAEL
                      % Bonds due

     This is an offering by the State of Israel of an aggregate of $                  % bonds due                    . The full faith and credit of Israel will be pledged for the due and punctual payment of all principal and interest on the bonds.

     Interest on the bonds will be payable semi-annually on                    and                    of each year, beginning on                    , 2004. The bonds will be issued only in denominations of $2,000 and integral multiples of $1,000 above that amount.

     The bonds will be designated Collective Action Securities and, as such, will contain provisions regarding meetings of holders, acceleration of the bonds in an event of default and future modifications to the terms of the bonds that differ from those applicable to much of Israel’s outstanding public external indebtedness. Under these provisions, which are described in the sections entitled “Debt Securities — Default” beginning on page 8 of the accompanying prospectus and “Collective Action Securities” beginning on page 11 of the accompanying prospectus, Israel may amend the payment provisions of the bonds, including the principal amount and interest rate, and take certain other actions with the consent of the holders of 75% of the aggregate principal amount of the outstanding bonds.

     Application has been made to list the bonds on the Luxembourg Stock Exchange.

Per
	Bond	Total

Public Offering Price	%	$
Commissions	%	$
Proceeds to the State of Israel (before expenses)	%	$

     The public offering price set forth above does not include accrued interest, if any. Interest on the bonds will accrue from                    , 2004 and must be paid by the purchaser if the bonds are delivered after                    , 2004.

       None of the Securities and Exchange Commission, any state securities commission, the Luxembourg Stock Exchange nor any foreign governmental agency has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The bonds are expected to be delivered in book-entry form only to purchasers through The Depository Trust Company, Clearstream Banking, Luxembourg, société anonyme, and the Euroclear System on or about                    , 2004.

Joint Book-Running Managers

Citigroup	UBS Investment Bank

Prospectus Supplement dated                     , 2004

      On February 24, 2004, the Bank of Israel foreign exchange representative rate for U.S. dollars was 4.46 New Israeli Shekels, or NIS, per U.S. dollar. References to “US$” or “$” in this prospectus supplement are to U.S. dollars and references to “NIS” or “shekel” are to New Israeli Shekels. For a discussion of the convertibility of the NIS, see “Balance of Payments and Foreign Trade — Foreign Exchange Controls and International Reserves” in Exhibit D to Israel’s annual report on Form 18-K for the fiscal year ended December 31, 2002.

OFFICIAL STATEMENTS

      Information included in this prospectus supplement, the accompanying prospectus and in the registration statement relating to the bonds that is identified as being derived from a publication of Israel or one of its agencies or instrumentalities or the Bank of Israel is included on the authority of that publication as a public official document of Israel or the Bank of Israel. All other information in this prospectus supplement, the accompanying prospectus and in the registration statement, other than the information included under the caption “Underwriting”, is included as a public official statement made on the authority of the Director General of the Ministry of Finance of Israel, in his official capacity.

ABOUT THIS PROSPECTUS SUPPLEMENT

      Israel accepts responsibility for the contents of the prospectus and the prospectus supplement. Israel, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus contain all information with respect to Israel and the bonds which is material in the context of the issue and offering of the bonds, and that, to the best of Israel’s knowledge and belief, there are no other facts the omission of which would make any such information materially misleading.

      A Description of the State of Israel is contained in Exhibit D to the annual report of the State of Israel on Form 18-K for the fiscal year ended December 31, 2002, which is incorporated by reference in the prospectus. Except as described under the heading “Recent Developments” in this prospectus supplement, there have been no material adverse changes that would affect the information about the State of Israel included in the Description of the State of Israel contained in Exhibit D.

      Prospective investors should rely on the information provided in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. No person is authorized to make any representation or give any information not contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Any such representation or information not contained in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference in this prospectus supplement and the accompanying prospectus must not be relied upon as having been authorized by Israel or the underwriters. Please see “Listing and General Information — Where You Can Find More Information” for information on the documents that are incorporated by reference in this prospectus supplement and the accompanying prospectus.

      Israel is not offering to sell or soliciting offers to buy any securities other than the bonds offered under this prospectus supplement, nor is Israel offering to sell or soliciting offers to buy the bonds in places where such offers are not permitted by applicable law. You should not assume that the information in this prospectus supplement or the accompanying prospectus, or the information Israel has previously filed with the Securities and Exchange Commission, or the SEC, and incorporated by reference in this prospectus supplement and the accompanying prospectus, is accurate as of any date other than their respective dates. Israel’s economic, fiscal or political circumstances may have changed since such dates.

      The bonds described in this prospectus supplement are debt securities of Israel being offered under a registration statement filed with the SEC under the U.S. Securities Act of 1933, as amended. The accompanying prospectus is part of that registration statement. The accompanying prospectus provides you with a general description of the securities that Israel may offer, and this prospectus supplement contains specific information about the terms of this offering and the bonds. This prospectus supplement also adds, updates or changes information provided or incorporated by reference in the accompanying prospectus. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus as well as the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. Those documents (such as Israel’s annual report on Form 18-K for 2002, which was filed on June 30, 2003, as amended from time to time) contain information regarding Israel, the bonds and other matters. The registration statement, any post-effective amendments thereto, the various exhibits thereto, and the documents incorporated therein by reference, contain additional information about Israel and the bonds. All of those documents may be inspected at the office of the SEC. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Certain terms used but not defined in this prospectus supplement are defined in the prospectus.

      The distribution of this prospectus supplement and the accompanying prospectus and the offering of the bonds in certain jurisdictions may be restricted by law. Persons who receive copies of this prospectus supplement and the accompanying prospectus should inform themselves about and observe any of those restrictions. See “Underwriting” in this prospectus supplement.

FORWARD LOOKING STATEMENTS

      Israel has made forward looking statements in the prospectus supplement and the prospectus. Statements that are not historical facts are forward looking statements. These statements are based on Israel’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward looking statements speak only as of the date they are made, and Israel undertakes no obligation to update any of them in light of new information or future events.

      Forward looking statements involve inherent risks. Israel cautions you that many factors could affect the future performance of the Israeli economy. These factors include, but are not limited to:

•	External factors, such as:

•	the security situation;

•	economic growth abroad, particularly in the United States;

•	the global high-tech market;

•	interest rates in financial markets outside Israel;

•	impact of changes in the credit rating of Israel; and

•	regional economic and political conditions.

•	Internal factors, such as:

•	general economic and business conditions in Israel;

•	present and future exchange rates of the Israeli currency;

•	foreign currency reserves;

•	level of domestic debt;

•	domestic inflation;

•	level of budget deficit;

•	level of foreign direct and portfolio investment; and

•	level of Israeli domestic interest rates.

SUMMARY OF THE OFFERING

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	State of Israel.

Title of Security	% bonds due .

Aggregate Principal Amount	US$ .

Maturity Date	.

Interest Rate	% per annum.

Interest Payment Dates	and of each year, starting .

Price to Public	% of the principal amount.

Form	Israel will issue the bonds in the form of one or more book-entry securities in fully registered form, without coupons. Israel will not issue the bonds in bearer form.

Denominations	Israel will issue the bonds in denominations of US$2,000 and integral multiples of US$1,000 above that amount.

Payment of Principal and Interest	Principal and interest on the bonds will be payable in U.S. dollars or other legal tender, coin or currency of the United States of America.

Status	The bonds will rank equal in right of payment with all of Israel’s existing and future unsecured and unsubordinated external indebtedness.

Redemption; Sinking Fund	The bonds will not be redeemable prior to maturity and are not entitled to the benefit of any sinking fund.

Default	The bonds will contain events of default, the occurrence of which may result in the acceleration of Israel’s obligations under the bonds prior to maturity upon notice by holders of at least 25% of the aggregate principal amount of the outstanding bonds. See “Debt Securities — Default” and “Collective Action Securities — Acceleration of Maturity” in the accompanying prospectus.

Collective Action Clauses	The bonds will be designated Collective Action Securities and, as such, will contain provisions regarding meetings of holders, acceleration of the bonds in an event of default and future modifications to the terms of the bonds that differ from those applicable to much of Israel’s outstanding public external indebtedness. Under these provisions, which are described in the sections entitled “Debt Securities — Default” and “Collective Action Securities” in the accompanying prospectus, Israel may amend the payment provisions of the bonds (including their principal amount, interest rate, currency of payment and payment dates) and take certain other actions with the consent of the holders of 75% of the aggregate principal amount of the outstanding bonds. Certain of these actions may be taxable events requiring holders to recognize gain or loss for U.S. federal income tax purposes. See “Taxation — United States Taxation” in this prospectus supplement.

Listing	Application has been made to list the bonds on the Luxembourg Stock Exchange.

Fiscal Agent	The bonds will be issued pursuant to a fiscal agency agreement, dated as of March 13, 2000, as amended by Amendment No. 1 to Fiscal Agency Agreement dated as of February 24, 2004, between Israel and Citibank, N.A., as fiscal agent, paying agent, transfer agent and registrar.

Taxation	For a discussion of the Israeli and United States tax consequences associated with the bonds, see “Taxation” in this prospectus supplement and “Taxation by Israel; Additional Amounts” in the accompanying prospectus. Investors should consult their own tax advisors in determining the foreign, United States federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the bonds.

Further Issues	From time to time, without the consent of holders of the bonds, and subject to the required approvals under Israeli law, Israel may create and issue additional debt securities with the same terms and conditions as those of the bonds (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities, for purposes of U.S. federal income taxation, (a) are treated as having the same tax characteristics as the bonds, and (b) do not have a greater amount of original issue discount than the bonds have as of the date of issuance of such additional debt securities. See “Collective Action Securities — Further Issues of Debt Securities” in the accompanying prospectus.

Governing Law	The bonds will be governed by the laws of the State of New York, except with respect to the authorization and execution of the bonds, which will be governed by the laws of the State of Israel.

RECENT DEVELOPMENTS

International Relations

      Since October 2000 relations between Israel and the Palestinian Authority have deteriorated, and Israel has experienced continuing unrest in areas administered by the Palestinian Authority as well as terror attacks against Israeli targets and citizens. Israel is currently constructing a security fence between Israel and the West Bank. Already credited with preventing several terrorist attacks in Israel, the security fence is intended to bring about a secure environment in Israel, which may foster the commencement of negotiations between Israel and the Palestinian Authority.

      Although Israel has expressed its support for the performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, it is not clear that the Road Map can be successfully implemented by Israel and the Palestinian Authority. Prime Minister Sharon has recently indicated that, under certain circumstances, Israel may consider taking steps to unilaterally disengage from the Palestinians.

      In the second half of 2003, Israel has seen a generally positive geopolitical shift in the region. As a result of the United States-led Operation Iraqi Freedom, Iraq no longer poses an imminent threat to Israel. Libya announced its intention to disarm its weapons of mass destruction and Syria expressed interest in recommencing negotiations with Israel. The disarmament of Iraq and the announcements by Libya and Syria are viewed as positive developments for Israel’s security.

The Economy

      According to national account data produced by the Israeli Central Bureau of Statistics, Gross Domestic Product (“GDP”) per capita in 2003 was $16,248. GDP for the year ended December 31, 2003 increased by 1.3%, following a 0.8% decrease in the year ended December 31, 2002 and a 0.9% decrease in the year ended December 31, 2001. The increase in GDP in 2003 reflects a 1.8% increase in private consumption, a 6.2% increase in exports and a 1.8% decrease in imports. Fixed investment declined by 5.0% following a decline of 9.2% in 2002. Public consumption decreased by 1.0% after an increase of 5.7% in 2002, mainly as a result of decreases in military expenditures. The recovery of the global economy, the improvement in the domestic security situation in Israel and the new geopolitical environment following the war in Iraq were the main factors affecting Israel’s positive economic growth in 2003. The pace of the growth rate (in annual terms) accelerated over the 2002-2003 period as follows: from 0% in the first half of 2002, to 0.8% in the second half of 2002, to 1.2% in the first half of 2003 and finally to 1.7% in the second half of 2003.

      Business sector product increased by 1.6% in 2003, following decreases of 2.8% in 2002 and 2.6% in 2001.

      According to national account data produced by the Israeli Central Bureau of Statistics, exports of goods and services (excluding start-up companies and diamonds) increased (in real terms) by 5.4% in 2003 after declining by 6.8% and 6.7% in 2002 and 2001, respectively. The recovery of exports was parallel with increased global demand, especially in the United States (which receives approximately one-third of Israel’s exports of goods), and the recovery in the high-tech sector, which accounts for approximately half of Israel’s total exports. The real depreciation of the shekel in 2002 and the decrease in wages in 2002 and 2003 were also key factors affecting exports in 2003. According to foreign trade data produced by the Israeli Central Bureau of Statistics, total exports in

2003 and 2002 were $27,707 million and $25,639 million, respectively. Agricultural exports were approximately $706 million in 2003, compared to $620 million in 2002, while industrial exports were approximately $19,082 million in 2003, compared to $18,060 million in 2002.

      According to national account data produced by the Israeli Central Bureau of Statistics, imports of goods and services (excluding diamonds and defense) decreased (in real terms) by 2.0% in 2003 after declines of 7.4% and 3.2% in 2002 and 2001, respectively. According to foreign trade data produced by the Israeli Central Bureau of Statistics, total imports in 2003 and 2002 were $33,709 million and $32,557 million, respectively. Imports of consumer goods were approximately $4,257 million in 2003, compared to $4,335 million in 2002, while imports of production inputs (excluding diamonds) were $13,034 million in 2003, compared to $12,607 million in 2002. Imports of investment goods were approximately $5,267 million in 2003, compared to $5,504 million in 2002.

      As a result of these developments in exports and imports, the trade account deficit (based on total exports and total imports) declined in 2003 by approximately 2% of GDP.

      According to the Israeli Central Bureau of Statistics, tourist arrivals by air, responding to the improvement in the geopolitical security environment, increased by 24.9% in 2003, after decreasing by 26.6% and 45.8% in 2002 and 2001, respectively. In the second half of 2003, tourist arrivals increased by 41.0% (seasonally adjusted) compared to the same period in 2002. Receipts from foreign tourism in 2003 increased to $0.96 billion, compared to $0.92 billion in 2002.

      According to preliminary data and projections by the Israeli Ministry of Finance, the average unemployment rate in 2003 was approximately 10.7%, compared to 10.3% in 2002. There were approximately 279,700 unemployed persons in Israel in 2003, an increase of 6.6% compared to 2002. In 2003, the number of Israeli employees increased by approximately 1.7% and the number of foreign workers decreased by approximately 17.5%. The labor force participation rate increased to 54.3% in 2003, compared to 54.1% in 2002. Real wages, which fell in 2002 by 6.0%, declined by 3.3% in 2003. In 2003, real wages in the business sector and the public sector declined by 3.0% and 3.7%, respectively.

      The year-end inflation rate for 2003, measured by the consumer price index, or CPI, was minus 1.9%, which represented a sharp decline from the 6.5% year-end inflation rate for 2002 and was below the 1-3% inflation target for 2003. The main factors affecting the development of prices in 2003 were the appreciation of the shekel against the U.S. dollar, the low level of economic activity and high real interest rates.

Foreign Investment

      According to the Bank of Israel, net investment in Israel by nonresidents during 2003 totaled $5.7 billion, compared to $3.6 billion in 2002. Net investment by nonresidents includes direct foreign investments, investments in Israeli securities traded on the Tel Aviv Stock Exchange and on foreign exchanges, direct credit to residents (excluding suppliers of trade finance) and deposits by nonresidents in Israeli banks. Foreign direct investment increased from $1.6 billion in 2002 to approximately $3.7 billion in 2003.

The Current Account

      According to the Israeli Central Bureau of Statistics, in the first nine months of 2003, the seasonally adjusted current account surplus was $0.4 billion, compared to a deficit of $0.8 billion in the same period in 2002. The improvement in the current account balance reflects an increase in exports while imports continued to decline. The current account balance has improved steadily since the mid-1990s.

The Financial System

      The easing of economic and geopolitical uncertainty in 2003 led to a reduction in Israel’s risk premium and a consequent improvement in financial markets. The factors contributing to this improvement were the election of a new government in January 2003, the Knesset’s approval of the comprehensive economic program (which is described below under the heading “— Public Finance”), the positive changes in the geopolitical environment as a result of Operation Iraqi Freedom and the approval by the United States of a program to provide up to $9 billion in loan guarantees for Israel. According to the Bank of Israel, the shekel appreciated in 2003 as against both the U.S. dollar and the currency basket. In 2003, the exchange rate of shekels to U.S. dollars decreased by 7.6% and the value of the currency basket against the shekel decreased by 1.6%. In real terms, given the low inflation in Israel in 2003, the shekel depreciated by approximately 5.0% against the currency basket. Nominal and real long-term yields on domestic public debt have declined continuously in 2003: yields on ten-year non-linked fixed-rate bonds fell from an average of 11.4% in January 2003 to an average of 7.0% in December 2003 and yields on ten-year indexed bonds fell from an average of 5.9% in January 2003 to an average of 4.1% in December 2003.

      In April 2003, after inflation expectation for the coming fiscal year declined to below the upper limit of the inflation target and the level of uncertainty in the markets improved, the Bank of Israel began to reduce the key interest rate. The Bank of Israel reduced the key interest rate by 370 basis points, to 5.2%, in the April – December 2003 period. In the first quarter of 2004 through the date of this prospectus supplement, the Bank of Israel further reduced the key interest rate by 90 basis points, to 4.3%.

Public Finance

      According to the Accountant General of the Ministry of Finance, the budget deficit as a percentage of GDP in 2003 was 5.6%, compared to 3.8% in 2002. As a result of lower than expected revenues, which partially stemmed from the decrease in tax collections, Israel did not meet its 2003 budget deficit target of 3.0%. The economic recession, coupled with a sharp decrease in wages and private consumption in early 2003, served to significantly lower tax revenues and other government revenues, which totaled NIS 175.4 billion in 2003. Tax revenues decreased by 2.5% in 2003 in real terms compared to 2002. Government spending, which was lower than forecasted in the original budget, reached NIS 201.3 billion resulting in an accumulated budget deficit of NIS 27.7 billion (excluding credit).

      In May 2003, in order to support rapid recovery and long-term sustainable growth, the Knesset adopted a comprehensive economic plan that includes NIS 11 billion in estimated budget adjustments (2.2% of GDP) consisting mostly of budget cuts and significant long-term structural economic reforms. The reforms are intended to reduce the size of the public sector and reduce wages, accelerate the implementation of the tax reforms, add restrictions on private bills with fiscal consequences, reform pension funds, reform the capital markets, enhance privatization of government companies and improve the investment infrastructure.

      The State Budget for 2004 is NIS 208.9 billion and the deficit target for 2004 is NIS 20.6 billion. The budget is based on a projected 2.5% real GDP growth in 2004 and seeks to achieve a deficit of 4% of GDP in 2004. The main components of the 2004 State Budget are:

•	a 1% cut in government expenditures (excluding debt repayment and allocation of credit, measured in terms of 2003 budget prices);

•	accelerated privatization of government companies, including Bezeq, The Israel Telecommunications Corp., Ltd., Bank Leumi, Israel Discount Bank and certain oil refineries;

•	continued implementation of the extensive tax reform program and reduced labor tax rates through 2006;

•	increased investment in infrastructure (up to NIS 20 billion), with an emphasis on the development of railroads; and

•	ongoing labor market reform, including the reduction of illegal foreign workers.

      Net public debt as of December 31, 2003 was NIS 428.6 billion (86.7% of GDP), of which NIS 14.9 billion was foreign debt, compared to net public debt of NIS 430.8 billion as of December 31, 2002.

      In April 2003, the United States approved $9 billion in loan guarantees for the State of Israel, which may be issued in fiscal years 2003-2006. The proceeds of the issuances of guaranteed loans may be used to refinance existing debt. Israel has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program. In 2003, Israel issued $2.35 billion of guaranteed loans under the loan guarantee program.

      In July 2003, Israel sold 3.54% of the outstanding shares of state-owned Bezeq and, in November 2003, Israel sold an additional 5.25% of the shares. In January 2004, Israel sold the remaining 49% of formerly state-owned Zim Israel Navigation Company.

      The date of this prospectus supplement is                               . Certain figures for 2003 are provisional and are subject to year-end adjustments.

STABILIZATION

      In connection with this offering, Citigroup Global Markets Inc. and UBS Securities LLC, or their respective affiliates, may overallot or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail for a limited period. However, none of the transactions described in this paragraph are required and such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

USE OF PROCEEDS

      Israel will use the net proceeds from the sale of the bonds offered hereby, estimated to be $                    after deducting offering expenses payable by Israel, for the general purposes of the State.

DESCRIPTION OF THE BONDS

      Israel will issue the bonds under the fiscal agency agreement, dated as of March 13, 2000, as amended by Amendment No. 1 to Fiscal Agency Agreement dated as of February 24, 2004, between Israel and Citibank, N.A., as fiscal agent.

      This section of the prospectus supplement is a summary of the material provisions of the bonds and the fiscal agency agreement. Because it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the bonds. Therefore, Israel urges you to read the fiscal agency agreement and the form of bond in making your decision on whether to invest in the bonds. Israel has filed copies of these documents with the SEC and will also deposit copies of these documents at the office of the fiscal agent in New York City.

      Any capitalized terms that are defined in the accompanying prospectus have the same meanings in this section unless a different definition appears in this section. If there are any inconsistencies between the information in this section and the information in the accompanying prospectus, the information in this section controls.

General Terms of the Bonds

      The bonds will:

•	be issued in an aggregate principal amount of $ ;

•	be issued as a series under a fiscal agency agreement, as amended, between Israel and Citibank, N.A., as fiscal agent;

•	mature on , at par;

•	will be designated Collective Action Securities as described in the accompanying prospectus;

•	bear interest at % from , or from the most recent interest payment date on which interest has been paid, calculated on the basis of a 360-day year consisting of twelve 30-day months;

•	pay interest semi-annually in arrears in equal installments on and of each year, starting on , to be paid to the person in whose name the global bond is registered at the close of business on the preceding or ;

•	be issued in fully registered form, without coupons, in denominations of US$2,000 and integral multiples of US$1,000 above that amount;

•	be direct, unconditional and general obligations of Israel and will rank equal in right of payment with all of Israel’s payment obligations relating to its existing and future unsecured and unsubordinated external indebtedness;

•	be recorded on, and transferred through, the records maintained by DTC and its direct and indirect participants, including the Euroclear System (“Euroclear”) and Clearstream Banking, Luxembourg, société anonyme (“Clearstream, Luxembourg”);

•	not be available in definitive form except under certain limited circumstances; and

•	not be redeemable prior to maturity or subject to any sinking fund.

Fiscal Agent

      The bonds will be issued pursuant to the fiscal agency agreement dated March 13, 2000, as amended by Amendment No. 1 to Fiscal Agency Agreement dated as of February 24, 2004, between Israel and Citibank, N.A., as fiscal agent. The fiscal agency agreement will govern the duties of the fiscal agent. The fiscal agent is an agent of Israel, not a trustee for the holders of the bonds and, unlike a trustee, does not have the responsibility or duty to act for the holders of the bonds. You may obtain a copy of the fiscal agency agreement, free of charge, at the office of the listing agent in Luxembourg and at the offices listed in the prospectus under the heading “Where You Can Find More Information About the State of Israel”.

      In addition, so long as the bonds are listed on the Luxembourg Stock Exchange and the rules of such exchange so require, Israel will maintain a listing, transfer and paying agent in Luxembourg. Israel has initially appointed Kredietbank S.A. Luxembourgeoise to serve as its listing, transfer and paying agent.

      Israel may at any time appoint a new fiscal agent. Israel will promptly provide notice (as described under “— Notices”) of the termination or appointment of, or of any change in the office of the fiscal agent or the listing, paying or transfer agent.

      Israel may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Interest

      If the interest payment date is not a Business Day at the relevant place of payment, payment of interest will be made on the next day that is a Business Day at that place of payment. “Business Day” means any day that is not a Saturday or Sunday and that is not a day on which banking institutions are generally authorized or obligated by law to close in The City of New York and, for any place of payment outside of The City of New York, in such place of payment.

      Interest on the bonds will be computed on the basis of a 360-day year of twelve 30-day months.

Book-Entry System

      Israel has obtained the information in this section concerning The Depository Trust Company, Clearstream, Luxembourg and Euroclear and their book-entry systems and procedures from sources that Israel believes to be reliable, including from the Depository Trust Company, Euroclear and Clearstream, Luxembourg, and Israel takes responsibility for the accurate reproduction of this information. Israel takes no responsibility, however, for the accuracy of this information. The Depository Trust Company, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Israel nor the fiscal agent will be responsible for the performance of the obligations of the Depository Trust Company, Euroclear and Clearstream, Luxembourg under their respective rules and procedures. Israel and the fiscal agent shall not be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

      The bonds will initially be represented by one or more fully registered global bonds. Each global bond will be deposited with, or on behalf of, The Depository Trust Company or any successor thereto and registered in the name of Cede & Co., DTC’s partnership nominee.

      You may hold your interests in the global bonds in the United States through DTC, or in Europe through Clearstream, Luxembourg or Euroclear, either as a participant in those systems or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and Euroclear will hold interests in the global bonds on behalf of their respective participating organizations or customers through customers’ securities accounts in Clearstream, Luxembourg’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold those positions in customers’ securities accounts in the depositaries’ names on the books of DTC.

      So long as DTC or its nominee is the registered owner of the global securities representing the bonds, DTC or that nominee will be considered the sole owner and holder of the bonds for all purposes of the bonds and the fiscal agency agreement. Except as provided below, owners of beneficial interests in the bonds will not be entitled to have the bonds registered in their names, will not receive or be entitled to receive physical delivery of the bonds in definitive form and will not be considered the owners or holders of the bonds under the fiscal agency agreement, including for purposes of receiving any reports delivered by Israel or the fiscal agent under the fiscal agency agreement. Accordingly, each person owning a beneficial interest in a bond must rely on the procedures of DTC or its nominee and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, in order to exercise any rights of a holder of bonds.

      Unless and until Israel issues the bonds in fully certificated form under the limited circumstances described below under “Book-Entry System — Certificated Bonds”:

•	you will not be entitled to receive a certificate representing your interest in the bonds;

•	all references in this prospectus supplement or in the accompanying prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

•	all references in this prospectus supplement or the accompanying prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the bonds, for distribution to you in accordance with DTC procedures.

The Depository Trust Company

      DTC will act as securities depositary for the bonds. The bonds will be issued as fully registered bonds registered in the name of Cede & Co. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

      DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

      Direct participants of DTC include securities brokers and dealers (including underwriters), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Indirect participants of DTC, such as securities brokers and dealers, banks, trust companies and clearing corporations, can also access the DTC system if they maintain a custodial relationship with a direct participant.

      If you are not a direct participant or an indirect participant and you wish to purchase, sell or otherwise transfer ownership of, or other interests in, bonds, you must do so through a direct participant or an indirect participant. DTC agrees with and represents to DTC participants that it will administer its book-entry system in accordance with its rules and by-laws and requirements of law. The Securities and Exchange Commission has on file a set of the rules applicable to DTC and its direct participants.

      Purchases of bonds under DTC’s system must be made by or through direct participants, which will receive a credit for the bonds on DTC’s records. The ownership interest of each beneficial owner is in turn to be recorded on the records of direct participants and indirect participants. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which such beneficial owners entered into the transaction. Transfers of ownership interests in the bonds are to be accomplished by entries made on the books of direct participants and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in bonds, except as provided below in “Book-Entry System — Certificated Bonds”.

      To facilitate subsequent transfers, all bonds deposited by direct participants with DTC are registered in the name of DTC’s nominee, Cede & Co. The deposit of bonds with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the bonds. DTC’s records reflect only the identity of the direct participants to whose accounts such bonds are credited, which may or may not be the beneficial owners. The direct participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Clearstream, Luxembourg and Euroclear

      Clearstream, Luxembourg and Euroclear will record the ownership interests of their participants in much the same way as DTC.

      Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a bank. Clearstream, Luxembourg facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry transfers between their accounts. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic securities markets in over 30 countries through established depository and custodial relationships. As a bank, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Customers of Clearstream, Luxembourg are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. U.S. customers of Clearstream, Luxembourg are limited to securities brokers and dealers and banks. Indirect access to Clearstream, Luxembourg is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream, Luxembourg customer.

      Euroclear advises that it was created in 1968 and that it clears and settles transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interface with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./ N.V., referred to as the “Euroclear Operator”, under contract with Euroclear Clearance Systems, S.C., a Belgian cooperative corporation, referred to as the “Cooperative”. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Book-Entry Format

      Under the book-entry format, the fiscal agent will pay interest or principal payments to Cede & Co., as nominee of DTC. DTC will forward the payment to the direct participants, who will then forward the payment to the indirect participants (including Clearstream, Luxembourg or Euroclear) or to you as the beneficial owner. You may experience some delay in receiving your payments under this system.

      DTC is required to make book-entry transfers on behalf of its direct participants and is required to receive and transmit payments of principal, premium, if any, and interests on the bonds. Any direct participant or indirect participant with which you have an account is similarly required to make book-entry transfers and to receive and transmit payments with respect to the bonds on your behalf. Israel and the fiscal agent under the fiscal agency agreement have no responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the bonds or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

      The fiscal agent will not recognize you as a holder under the fiscal agency agreement, and you can only exercise the rights of a holder indirectly through DTC and its direct participants. DTC has advised Israel that it will only take action regarding a bond if one or more of the direct participants to whom the bond is credited direct DTC to take such action. DTC can only act on behalf of its direct participants. Your ability to pledge bonds to non-direct participants, and to take other actions, may be limited because you will not possess a physical certificate that represents your bonds.

      Clearstream, Luxembourg or Euroclear will credit payments to the cash accounts of Clearstream, Luxembourg customers or Euroclear participants in accordance with the relevant system’s rules and procedures, to the extent received by its depositary. These payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder under the fiscal agency agreement on behalf of a Clearstream, Luxembourg customer or Euroclear participant only in accordance with its relevant rules and procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.

      DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the bonds among participants of DTC, Clearstream, Luxembourg and Euroclear. However, they are under no obligation to perform or continue to perform those procedures, and they may discontinue those procedures at any time.

Transfers Within and Among Book-Entry Systems

      Transfers between DTC’s direct participants will occur in accordance with DTC rules. Transfers between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with their applicable rules and operating procedures.

      DTC will effect cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg customers or Euroclear participants, on the other hand, in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary. However, cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, instruct its depositary to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg customers and Euroclear participants may not deliver instructions directly to the depositaries.

      Because of time-zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear resulting from a transaction with a DTC direct participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date. Those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream, Luxembourg customer or Euroclear participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of securities by or through a Clearstream, Luxembourg customer or a Euroclear participant to a DTC direct participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash amount only as of the business day following settlement in DTC.

      Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of bonds among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform those procedures and those procedures may be discontinued at any time.

Same-Day Settlement and Payment

      The underwriters will settle the bonds in immediately available funds. Israel will make principal and interest payments on the bonds in immediately available funds or the equivalent. Secondary market trading between DTC direct participants will occur in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same Day Funds Settlement System. Secondary market trading between Clearstream, Luxembourg customers and Euroclear participants will occur in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity, if any, in the bonds.

Certificated Bonds

      Unless and until they are exchanged, in whole or in part, for bonds in definitive form in accordance with the terms of the bonds, the bonds may not be transferred except (1) as a whole by DTC to a nominee of DTC or (2) by a nominee of DTC to DTC or another nominee of DTC or (3) by DTC or any such nominee to a successor of DTC or a nominee of such successor. The bonds cannot be partially exchanged into definitive bonds.

      Israel will issue bonds to you or your nominees, in fully certificated registered form, rather than to DTC or its nominees, only if:

•	Israel advises the fiscal agent in writing that DTC is no longer willing or able to discharge its responsibilities properly or that DTC is no longer a registered clearing agency under the Securities Exchange Act of 1934, and the fiscal agent or Israel is unable to locate a qualified successor within 90 days;

•	an event of default has occurred and is continuing under the fiscal agency agreement; or

•	Israel, at its option, elects to terminate the book-entry system through DTC.

      If any of the three above events occurs, DTC is required to notify all direct participants that bonds in fully certificated registered form are available through DTC. DTC will then surrender the global bond representing the bonds along with instructions for re-registration. The fiscal agent will re-issue the bonds in fully certificated registered form and will recognize the registered holders of the certificated bonds as holders under the fiscal agency agreement.

      In the event individual certificates for the bonds are issued, the holders of such bonds will be able to receive payment on the bonds and effect transfers of the bonds at the offices of the Luxembourg paying agent. Israel has appointed Kredietbank S.A. Luxembourgeoise as paying agent in Luxembourg with respect to the bonds in individual certificated form, and as long as the bonds are listed on the Luxembourg Stock Exchange, Israel will maintain a paying agent in Luxembourg.

Notices

      The fiscal agent will mail notices by first class mail, postage prepaid, to each registered holder’s last known address as it appears in the security register that the fiscal agent maintains. The fiscal agent will only mail these notices to Cede & Co., as the registered holder of the bonds, unless Israel reissues the bonds to you or your nominees in fully certificated form.

      In addition, if the bonds are listed on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange require notice by publication, the fiscal agent will publish notices regarding the bonds, including notice of any modification, in a daily newspaper of general circulation in Luxembourg. Israel expects that this newspaper will be the Luxembourg Wort. If publication in Luxembourg is not practical, the fiscal agent will publish these notices elsewhere in Europe. Published notices will be deemed to have been given on the date they are published. If publication as described above becomes impossible, then the fiscal agent may publish sufficient notice by alternate means that approximate the terms and conditions described in this paragraph.

Replacement of Bonds

      If any mutilated bond is surrendered to the fiscal agent, Israel will execute and the fiscal agent will authenticate and deliver in exchange for such mutilated bond a new bond of the same series and principal amount. If the fiscal agent and Israel receive evidence to their satisfaction of the destruction, loss or theft of any bond and such security or indemnity as may be required by them, then Israel shall execute and the fiscal agent shall authenticate and deliver, in lieu of such destroyed, lost or stolen bond, a new bond of the same series and principal amount. All expenses associated with issuing the new bond shall be borne by the owner of the mutilated, destroyed, lost or stolen bond.

Prescription

      Under New York’s statute of limitations, any legal action to enforce Israel’s obligation to pay principal and interest under the bonds must be commenced within six years after payment is due. Thereafter Israel’s payment obligations will generally become unenforceable.

Governing Law

      The fiscal agency agreement and the bonds for all purposes shall be governed by and construed in accordance with the laws of the State of New York.

TAXATION

United States Taxation

      The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of a bond is based upon the advice of Arnold & Porter LLP, special United States counsel to the State. It deals only with bonds held as capital assets by their initial purchasers. This summary does not discuss all of the tax consequences that may be relevant to a particular holder in light of the holder’s circumstances or to holders subject to special rules, such as:

•	dealers in securities or currencies,

•	banks, life insurance companies, and tax-exempt organizations,

•	traders in securities that elect to mark to market,

•	persons that hold bonds as part of a hedging transaction or a position in a straddle or conversion transaction, and

•	persons whose functional currency is not the U.S. dollar.

      This summary does not address tax consequences under the laws of any state, locality or foreign jurisdiction. Furthermore, this discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (“Code”) and regulations, rulings and judicial decisions thereunder as of the date that this prospectus supplement was issued. These authorities may be repealed, revoked or modified, possibly with retroactive effect, so as to result in federal income tax consequences different from those discussed below. You should consult your own tax advisors concerning the federal income tax consequences of the purchase, ownership or disposition of bonds in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdictions.

      United States Holders. As used herein, the term “United States Holder” means a holder of a bond that is:

•	an individual citizen or resident of the United States,

•	a corporation, a partnership, or any other entity treated as such for U.S. federal tax purposes and created in or under the laws of the United States or any state thereof,

•	an estate the income of which is subject to United States federal income taxation regardless of its source, or

•	any trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

      Payments of interest on a bond will be taxable to a United States Holder as ordinary interest income at the time that interest accrues or is received (in accordance with the United States Holder’s method of accounting for tax purposes). Interest on a bond will be treated as foreign source income for United States federal income tax purposes, but, with certain exceptions, will be treated separately, together with other items of “passive income” or “financial services income,” for purposes of computing the foreign tax credit allowable under the United States federal income tax laws.

      A United States Holder’s tax basis in a bond will be the purchase price of the bond. A United States Holder generally will recognize gain or loss on the sale or retirement of a bond equal to the difference between the amount realized on the sale or retirement and the tax basis of the bond. Except to the extent attributable to accrued but unpaid interest, gain or loss recognized on the sale or retirement of a bond will be capital gain or loss. That gain or loss will be long-term capital gain or loss if the bond was held for more than one year. Under current law, net capital gains of individuals may be taxed at lower rates than items of ordinary income. Limitations apply to the ability of United States Holders to offset capital losses against ordinary income. Any gain or loss recognized by a United States Holder on the sale or retirement of a bond generally will constitute income from or loss allocable to sources within the United States for United States federal income tax purposes.

      As described in “Debt Securities — Default” and “Collective Action Securities” in the accompanying prospectus, the payment provisions of the bonds may be amended, and certain other actions may be taken, by Israel with the consent of the holders of 75% of the aggregate principal amount of the bonds then outstanding. Certain of those actions, alone or in combination, may be treated as “significant modifications” of the bonds for U.S. federal income tax purposes, in which case the holders will recognize taxable gain or loss as though they had exchanged unmodified bonds for new bonds reflecting those modifications.

      Non-United States Holders. Under United States federal income tax law as currently in effect, and subject to the discussion of “backup” withholding below, a holder that is not a United States Holder (a “Non-United States Holder”) will not be subject to United States federal income tax, including withholding tax, on payments of interest on the bonds unless:

•	the holder of the bonds is an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Code, or

•	the holder of the bonds has an office or other fixed place of business in the United States to which the interest is attributable and the interest either (i) is derived in the active conduct of a banking, financing or similar business within the United States, or (ii) is received by a corporation the principal business of which is in trading stocks or securities for its own account.

      Subject to the discussion of backup withholding below, a Non-United States Holder will not be subject to United States federal income tax on any gain realized on the sale or retirement of a bond, unless:

•	the gain is effectively connected with the conduct by the holder of a trade or business within the United States, or

•	in the case of a Non-United States Holder who is an individual, that holder is present in the United States for a total of 183 days or more during the taxable year in which that gain is realized and either (i) the gain is attributable to an office or fixed place of business maintained in the United States by that holder, or (ii) the holder has a tax home in the United States.

      The bonds will be deemed to be situated outside the United States for purposes of the United States federal estate tax and thus will not be includable in the gross estate for purposes of that tax in the case of a nonresident of the United States who was not a citizen of the United States at the time of death.

      Backup Withholding and Information Reporting. In general, information reporting requirements will apply to payments within the United States to non-corporate United States Holders of interest on a bond and, under certain circumstances, to the proceeds of the sale of a bond. “Backup withholding” at varying rates will apply to those payments if the United States Holder (i) fails to provide an accurate taxpayer identification number (on an IRS Form W-9 or substantially similar form), (ii) is notified by the IRS that he has failed to report all interest and dividends required to be shown on its federal income tax return or (iii) fails to certify, when required, that he is not subject to backup withholding.

      In general, Non-United States Holders will be required to provide certification of their status as Non-United States Holders (on an IRS Form W-8BEN or substantially similar form) in order to be exempt from these withholding and reporting requirements, provided the payor does not have actual knowledge that the holder is a United States person. The proceeds of a disposition of a security through a U.S. office of a broker generally will be subject to backup withholding and information reporting unless the Non-United States Holder certifies that it is a Non-United States Holder under penalties of perjury or otherwise establishes that it qualifies for an exemption. Information reporting (but not backup withholding) will apply to a Non-United States Holder who sells a bond through:

•	a non-United States branch of a United States broker, or

•	a non-United States office of a broker that is a controlled foreign corporation for United States purposes, that is a person 50% or more of whose income is effectively connected with a United States trade or business for a specified period, or that is a foreign partnership with certain connections with the United States, in either case unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain other conditions are met or the beneficial owner otherwise establishes an exemption. Backup withholding may apply to any payment that such broker is required to report if such broker has actual knowledge that the payee is a United States person.

      Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against the holder’s United States federal income tax liability if the required information is properly furnished to the Internal Revenue Service.

Israeli Taxation

      Under Israeli law as presently in effect, payments made under the bonds will be exempt from Israeli taxation, and there are no transfer, stamp or similar taxes under the laws of Israel payable in connection with the issuance, transfer or sale of the bonds.

UNDERWRITING

      Israel has entered into an underwriting agreement, dated                     , 2004, with respect to the bonds with underwriters for whom Citigroup Global Markets, Inc. and UBS Securities LLC are acting as representatives. Subject to the terms and conditions set forth in the underwriting agreement the underwriters have severally agreed to purchase the principal amount of bonds set forth opposite their respective names:

Principal Amount
Underwriters	of Bonds

Citigroup Global Markets Inc. 390 Greenwich Street New York, New York 10013.
UBS Securities LLC 677 Washington Boulevard Stamford, Connecticut 06901.

$

      The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the bonds is subject to certain conditions, including the delivery of certain legal opinions by their counsel. Under the terms and conditions of the underwriting agreement, the underwriters are committed to take and pay for all of the bonds covered by the underwriting agreement if any are taken. Subject to the conditions set forth in the underwriting agreement, each underwriter has agreed to purchase the bonds set forth opposite its name in the above table at a discount from the price indicated on the cover page of this prospectus supplement, and to offer the bonds to the public at the public offering price set forth on the cover page of this prospectus supplement, and possibly to certain dealers at that price less a selling concession not in excess of           % of the principal amount of the bonds. The underwriters may allow, and these dealers may reallow, a concession to certain other dealers not in excess of           % of the principal amount of the bond. After the initial offering of the bonds, the underwriters may from time to time vary the offering price and these concessions.

      In connection with this offering, Citigroup Global Markets Inc. and UBS Securities LLC or their respective affiliates (the “Stabilizing Underwriters”) may overallot or effect transactions with a view to supporting the market price of the securities at a level higher than that which might otherwise prevail for a limited period. Those transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M under the Securities Exchange Act of 1934, pursuant to which those underwriters and affiliates may bid for or purchase bonds for the purpose of stabilizing the market price. The Stabilizing Underwriters also may create a short position for the account of the underwriters by selling more bonds in connection with this offering than they are committed to purchase from Israel. In that case, the Stabilizing Underwriters may purchase bonds in the open market following completion of this offering to cover their short position. Any of the transactions described in this paragraph may result in the maintenance of the price of the bonds at a level above that which might otherwise prevail in the open market. However, none of the transactions described in this paragraph are required and such stabilizing, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

      Neither Israel nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the bonds. In addition, neither Israel nor any of the underwriters makes any representation that any of the underwriters will engage in such transactions, or that such transactions, once begun, will not be discontinued without notice.

      Israel will pay transaction expenses, estimated to be approximately $                    , not including the underwriting discount. The underwriters have agreed to reimburse Israel for certain expenses incurred in connection with this offering.

      Israel has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

      The underwriters and their affiliates have from time to time, directly or indirectly, provided investment and/or commercial banking or financial advisory services to Israel, for which they have received customary fees and commissions, and expect to provide these services to Israel in the future, for which they expect to receive customary fees and commissions. Citigroup Global Markets Inc. is an affiliate of Citibank, N.A., the fiscal agent.

OFFERING RESTRICTIONS

United Kingdom

      Each underwriter represents and undertakes that it has complied with and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the bonds in, from or otherwise involving the United Kingdom.

LISTING AND GENERAL INFORMATION

Listing

      Application has been made to list the bonds on the Luxembourg Stock Exchange.

      The Luxembourg Stock Exchange takes no responsibility for the contents of this prospectus supplement and the accompanying prospectus, makes no representation as to their accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

      Offers and sales of the bonds are subject to restrictions in relation to the United Kingdom, details of which are set out in the section titled “Offering Restrictions”. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the bonds in certain other jurisdictions may also be restricted by law.

Clearing

      The bonds have been accepted for clearance through Clearstream, Luxembourg and Euroclear and have been allocated the following codes: Common Code No.                     , International Security Identification Number (ISIN)                     and CUSIP No.                     .

Due Authorization

      Israel has authorized the creation and issue of the bonds pursuant to State Property Law 5711-1951.

Litigation

      Neither Israel nor any governmental agency of Israel is involved in any litigation or arbitration or administrative proceeding relating to claims or amounts which are material in the context of the issue of the bonds and which would materially and adversely affect Israel’s ability to meet its obligations under the bonds and the fiscal agency agreement with respect to the bonds. No such litigation or arbitration or administrative proceeding is pending, or, so far as Israel is aware, threatened.

Documents Relating to the Bonds

      Copies of the fiscal agency agreement, including the form of bonds, may be inspected during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the specified office of the fiscal agent and paying agents.

Where You Can Find More Information

      Israel has filed its annual report for 2002 on Form 18-K with the SEC. The annual report of Israel for 2002 on Form 18-K, each additional amendment to that annual report on Form 18-K and each subsequent annual report on Form 18-K that Israel files with the SEC after the date of this prospectus supplement but before the end of the offering of the bonds are considered part of and incorporated by reference in this prospectus supplement. You may obtain a copy of all such documents, free of charge, at the office of the listing agent in Luxembourg or at the offices listed in the prospectus under the heading “Where You Can Find More Information About the State of Israel”. In addition, the SEC maintains an Internet site that contains reports and other information regarding issuers, like Israel, that file electronically with the Commission (www.sec.gov).

VALIDITY OF THE BONDS

      Arnold & Porter LLP, New York, New York and Washington, D.C., United States counsel to Israel, and Yemima Mazouz, Adv., Legal Advisor to the Ministry of Finance of the State of Israel, will pass upon the validity of the bonds for Israel. Cravath, Swaine & Moore LLP, New York, New York and Meitar, Liquornik, Geva & Co., Ramat Gan, Israel, represent the underwriters. As to all matters of Israeli law, Arnold & Porter LLP may rely on the opinion of the Legal Advisor to the Ministry of Finance and Cravath, Swaine & Moore LLP may rely on the opinions of Meitar, Liquornik, Geva & Co. and the Legal Advisor to the Ministry of Finance. All statements with respect to matters of Israeli law in the prospectus and this prospectus supplement have been passed upon by the Legal Advisor to the Ministry of Finance and are made upon her authority.

PROSPECTUS

State of Israel

$3,000,000,000
Debt Securities

          The State of Israel, which may be referred to herein as Israel or the State, may offer up to U.S. $3,000,000,000 (or its equivalent in other currencies) aggregate principal amount of its debt securities.

      Israel will offer the debt securities from time to time as separate issues. Israel will provide a description of the specific terms of the debt securities it is offering, including the amounts, prices and terms of the debt securities, in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

      Israel may sell the debt securities directly, through agents designated from time to time or through underwriters or dealers.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

       You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of these securities in any place where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is February 18, 2004.

WHERE YOU CAN FIND MORE INFORMATION

ABOUT THE STATE OF ISRAEL

      Israel is not subject to the informational requirements of the Securities Exchange Act of 1934. Israel files annual reports on Form 18-K with the Securities and Exchange Commission, or the SEC, on a voluntary basis. These reports and any amendments to these reports include certain financial, statistical and other information about Israel and may be accompanied by exhibits. You may read and copy any document Israel files with the SEC at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C., 20549. Israel’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room or log on to www.sec.gov.

      The Securities and Exchange Commission allows Israel to “incorporate by reference” into this prospectus the information Israel files with it. This means that Israel can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Israel incorporates by reference the following documents:

•	Israel’s Annual Report on Form 18-K for the year ended December 31, 2002; and

•	all amendments to Israel’s Annual Report on Form 18-K for the year ended December 31, 2002 filed prior to the date of this prospectus.

      Israel also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities covered by this prospectus. Each time Israel files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

      You may request a copy of these filings, at no cost, by writing to or telephoning Israel’s Consul and Chief Fiscal Officer for the Western Hemisphere at the following address:

Ministry of Finance
Government of Israel
800 Second Avenue, 17th floor
New York, NY 10017
Telephone: (212) 499-5710
Facsimile: (212) 499-5715

USE OF PROCEEDS

      Unless otherwise specified in the applicable prospectus supplement, Israel will use the net proceeds from the sale of the debt securities offered hereby for general purposes of the State, which may include the refinancing of domestic and external indebtedness of Israel.

DEBT SECURITIES

General

      Israel may issue debt securities in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Israel and a fiscal agent. The prospectus supplement that relates to any series of debt securities will identify the fiscal agent and any other paying agent that Israel has appointed for such series of debt securities. The prospectus supplement relating to your series of debt securities will also describe the financial terms and other specific terms of such series of debt securities. If the terms or conditions described in the prospectus supplement that relate to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

      The prospectus supplement that relates to your debt securities will specify the following terms relating to your debt securities, if applicable:

•	the specific title or designation of the debt securities;

•	the principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date on which Israel must repay the debt securities;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates when any interest payments are scheduled to be made;

•	the date or dates from which any interest will accrue;

•	the record dates for any interest payable on an interest payment date;

•	whether and in what circumstances Israel may redeem the debt securities before maturity;

•	the currency or currencies in which the debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

•	whether and under what circumstances and terms the holders of the debt securities may opt to have their respective debt securities prepaid;

•	whether and under what circumstances the debt securities will be entitled to the benefit of a sinking fund or other similar arrangement;

•	whether and under what circumstances and terms the holders of the debt securities may opt to obligate Israel to repurchase or exchange their respective securities, either pursuant to an option that is included in the debt securities or that is or becomes separately tradable following their issuance;

•	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and, if so, how any such amount will be determined;

•	whether the debt securities will be issued upon the exchange or conversion of other debt securities and, if so, the specific terms relating to this exchange or conversion;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificated (physical) securities;

•	whether the debt securities will be listed and, if listed, the stock exchange on which these debt securities will be listed;

•	whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”); and

•	any other terms of the debt securities.

      The prospectus supplement may also describe any United States federal or Israeli income tax consequences and special considerations applicable to that particular series of debt securities if applicable.

Status of the Debt Securities

      The debt securities will be direct, general and unconditional obligations of Israel. The full faith and credit of Israel will be pledged for the due and punctual payment of all principal and interest on the debt securities.

      The debt securities of each series will rank equally with each other, without any preference among themselves. The payment obligations of Israel under the debt securities will at all times rank at least equally with all other payment obligations of Israel relating to unsecured, unsubordinated external indebtedness. For purposes of this paragraph, “external indebtedness” means any indebtedness for money borrowed which is payable by its terms or at the option of its holder in any currency other than the currency of Israel, and “indebtedness” means all obligations of Israel in respect of money borrowed and guarantees given by Israel in respect of money borrowed by others.

Form of Debt Securities

      Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples.

      Debt securities denominated in another monetary unit will be issued in the denominations set forth in the applicable prospectus supplement.

Global Securities

      The prospectus supplement that relates to your debt securities will indicate whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents.

The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

      Limitations on Your Ability to Obtain Debt Securities Registered in Your Name. The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

•	the depositary notifies Israel that it is unwilling, unable or no longer qualified to continue to act as the depository and Israel has not appointed a replacement depositary;

•	at any time Israel decides it no longer wishes to have all or part of the debt securities represented by a global security; or

•	a default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

      In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. Any such debt securities will be denominated in principal amounts of $1,000 or integral multiples of $1,000.

      The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	You cannot get debt securities registered in your name for so long as they are represented by the global security;

•	You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

•	You will not be considered to be the owner or holder of the global security or any debt securities represented by that global security for any purpose;

•	You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

•	All payments on the global security will be made to the depositary or its nominee.

      In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

      Beneficial Interests in and Payments on the Global Security. Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of interests in the global security will be kept.

      Israel will make principal and interest payments on debt securities represented by the global security to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in that global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ respective beneficial interests in the global security.

      The depositary and its participants establish policies and procedures that govern payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. Israel has no responsibility or liability for the records of owners of beneficial interests in the global security, or for payments made or not made to owners of beneficial interests in the global security. Also, Israel is not responsible for maintaining, supervising or reviewing those records or payments. Israel has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

      The giving of notices and other communications by the depositary to participants and by participants to owners of beneficial interests in the global security will be arranged among themselves, subject to any statutory or regulatory requirements. Neither the depositary nor its nominee will consent or vote with respect to any debt securities. Under its usual procedures, the depositary would mail an omnibus proxy to Israel with respect to any vote or consent, assigning the consenting or voting rights of the depositary’s nominee to those participants to whose account debt securities are credited on the date for determining the holders entitled to consent or vote.

Payment

      Unless otherwise specified in the applicable prospectus supplement, the principal of and interest on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent to the registered holders of the debt securities on the related record date; provided, however, that unless otherwise specified in the prospectus supplement, payments of interest will be paid by check mailed to the registered holders of the debt securities at their registered addresses.

      If any date on which principal or interest is due to be paid is not a business day, Israel may pay interest on the next day that is a business day and no additional interest will accrue on that payment. For this purpose, business day means any day, other than a Saturday or Sunday, on which banks in The City of New York are not required or authorized by law or executive order to be closed.

      The register of holders of debt securities will be kept at the New York office of the fiscal agent.

      Any monies held by the fiscal agent in respect of any debt securities and remaining unclaimed for two years after those amounts have become due and payable will be returned by the fiscal agent to Israel. The holders of those debt securities may thereafter seek payment only from Israel. The debt securities will become void unless holders present them for payment within five years after their maturity date.

      Israel may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is not a trustee for the holders of the debt securities and does not have the same responsibilities or duties to act for such holders as would a trustee. Israel may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent.

Default

      Unless otherwise specified in the applicable prospectus supplement, any of the following events will be an event of default with respect to any series of debt securities:

(1) Israel fails to pay, when due, principal of or interest on any debt securities of that series and such failure continues for a period of 30 days;

(2) Israel defaults in the performance or observance of or compliance with any other obligations under the debt securities of that series, which default is materially prejudicial to the interests of the holders of the debt securities of that series and is not remedied within 60 days after the holder of any debt security of that series has given written notice of the default to Israel at the office of the fiscal agent; or

(3) Israel declares a moratorium with respect to the payment of principal of or interest on the debt securities of that series which is materially prejudicial to the interests of the holders of the debt securities of that series.

Acceleration of Maturity

      The following description relating to Acceleration of Maturity does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities — Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities.

      Unless otherwise specified in the applicable prospectus supplement, if an event of default described in clause (1) or (3) above occurs with respect to any series of debt securities, each holder of debt securities of that series will have the right to declare the principal of and any accrued interest on those debt securities it holds immediately due and payable. If an event of default described in clause (2) above occurs with respect to any series of debt securities, the holders of not less than 25% in principal amount of all debt securities of that series then outstanding will have the right to declare the principal of and any accrued interest on all the debt securities of that series then outstanding immediately due and payable. Debt securities held by Israel or on its behalf will not be considered “outstanding” for this purpose. Holders of debt securities may exercise these rights only by giving a written demand to Israel and the fiscal agent at a time when the event of default is continuing.

Purchase of Debt Securities by Israel

      Israel may at any time purchase any debt securities in any manner and at any price. If purchases are made by tender, tenders must be available to all holders of debt securities of the same series. Any debt securities purchased by or on behalf of Israel may be held, resold or cancelled.

Taxation by Israel; Additional Amounts

      Israel will make all payments of principal and interest in respect of the debt securities free and clear of, and without withholding or deducting any present or future taxes imposed by or within

Israel, unless required by law. In that event, Israel will pay additional amounts so that the holders of the debt securities of a series receive the amounts that would have been received by them had no withholding or deduction been required. Israel will not be required to pay any additional amount to or on behalf of a holder where the holder is liable to pay such taxes in respect of debt securities because the holder has some connection with Israel other than the mere holding of debt securities or the receipt of principal and interest. Any holder who wants to receive these additional amounts would have to present the debt security for payment within 30 days of when payment is due. If the fiscal agent has not received the full amount of the money payable on or prior to the due date, then any holder who wants to receive the additional amounts would have until 30 days after the date that the holders have been notified that the fiscal agent has received the money to present the debt security for payment. If no additional amount would be payable on a debt security presented for payment on the 30th day after the payment was due, then any holder presenting that debt security for payment after the 30th day will only be entitled to the payment due, but not to any additional amount. This 30-day period will not start until Israel has paid to the fiscal agent the amount of the payment due.

      Any reference to “principal” or “interest” on the debt securities includes any additional amounts which may be payable on those debt securities.

Modifications

      The following description relating to Modifications does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities — Meetings and Amendments” below for a description of the corresponding terms of Collective Action Securities.

      Unless otherwise specified in the applicable prospectus supplement, with the written consent of the holders of more than 50% in aggregate principal amount of the outstanding debt securities of a series, Israel and the fiscal agent may modify, amend or supplement the terms of the debt securities of that series or, insofar as affects the debt securities of that series, the fiscal agency agreement, in any way. Holders of more then 50% of the aggregate principal amount of any series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the debt securities of that series to be made, given or taken by holders of debt securities of that series.

      For the purpose of this prospectus, “outstanding debt securities” does not include:

•	previously canceled debt securities;

•	debt securities called for redemption;

•	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for;

•	debt securities of a series, which have been substituted with another series of debt securities; and

•	for purposes of determining whether the holders of the requisite principal amount of outstanding debt securities of a series have consented to any request, demand, authorization, direction, notice, consent, waiver, amendment, modification or supplement under the fiscal agency agreement, debt securities owned directly or indirectly by Israel. See “Collective Action Securities — Meetings and Amendments” below for additional qualifications to the definition of “outstanding debt securities” as it applies to any series of debt securities that have been designated Collective Action Securities.

      Unless otherwise specified in the applicable prospectus supplement, no such action may, without the consent of the holder of each debt security of a series:

•	change the due date for the payment of the principal of, or any installment of interest on, any debt security of that series;

•	reduce the principal amount of any debt securities of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of any debt security;

•	reduce the interest rate on any debt security of that series;

•	change the currency in which any amount in respect of the debt securities of that series is payable or exclude the Borough of Manhattan, The City of New York, as a required place at which payment with respect to interest, premium or principal is payable;

•	shorten the period during which Israel is not permitted to redeem the debt securities of that series or permit Israel to redeem the debt securities of that series if, prior to such action, Israel is not permitted to do so;

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action; or

•	change the obligation of Israel to pay additional amounts.

      Israel and the fiscal agent may, without the consent of any holder of the debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of that series for the purpose of

•	adding to the covenants of Israel;

•	surrendering any right or power conferred upon Israel;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity, or curing, correcting or supplementing any defective provision, contained in the fiscal agency agreement or in the debt securities of any series; or

•	amending the fiscal agency agreement or the debt securities of that series in any manner that Israel and the fiscal agent may determine that is not inconsistent with the debt securities of that series and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

      Any modification, amendment or supplement made in accordance with the terms of the debt securities will be binding on all holders of debt securities of that series.

Jurisdiction, Consent to Service and Enforceability

      The State of Israel is a foreign sovereign government. Consequently, it may be difficult for you to sue Israel or to collect upon a judgment against Israel. Israel will irrevocably agree not to assert any defense based on immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the debt securities which may be instituted by the holder of any debt securities of any series in any federal court in the Southern District of New York, any state court in the City of New York or in any competent court in Israel. Israel has appointed the Chief Fiscal Officer for the Western Hemisphere of the Ministry of Finance of the Government of Israel in New York, New York, as its authorized agent upon whom process may be served. This appointment is limited to any action arising out of or based on the debt securities which the holder of any debt securities may institute in any federal court in the Southern District of New York or any state court in the City of New York. The appointment will be irrevocable until Israel pays all amounts due or to become due on or in respect of all the debt securities issuable under the fiscal agency agreement. If for any reason the authorized agent ceases to be able to act as Israel’s authorized agent or no longer has an address in New York, Israel will appoint another person in New York as its authorized agent. The Chief Fiscal Officer for the Western Hemisphere is not the agent for service for actions under the United States federal securities laws or state securities laws and Israel’s waiver of immunity does not extend to such actions. Because Israel has not waived its sovereign immunity in connection with any action arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Israel based on such laws unless a court were to determine that Israel is not entitled under the Foreign Sovereign Immunities Act of 1976 to sovereign immunity with respect to such actions. Under the laws of Israel, assets of Israel are immune from any form of execution.

COLLECTIVE ACTION SECURITIES

      Israel may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration, meetings and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

      If an event of default described under the heading “Debt Securities — Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of debt securities may exercise these rights only by providing a written demand to Israel at the office of the fiscal agent at a time when the event of default is continuing.

      Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Israel receives written notice of the declaration, unless Israel has remedied the event or events of default prior to receiving the notice. The holders of 50% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Meetings and Amendments

      General. A meeting of holders of any series of debt securities that have been designated Collective Action Securities may be called at any time:

•	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the debt securities of that series to be made, given or taken by holders of debt securities of that series; or

•	to modify, amend or supplement the terms of the debt securities of that series or, insofar as affects the debt securities of that series, the fiscal agency agreement, in any way.

      Israel may at any time call a meeting of holders of a series of debt securities that have been designated Collective Action Securities for any purpose described above. This meeting will be held at the time and place determined by Israel. The fiscal agent will call a meeting of the holders of the debt securities of a series if Israel or the holders of at least 10% in aggregate principal amount of all debt securities of the series then outstanding (as defined in the fiscal agency agreement) have delivered a written request to the fiscal agent setting forth the action they propose to take.

      Notice. The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 and 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 15 and 60 days before the meeting date.

      Voting; Quorum. A person that holds outstanding debt securities of a series or is duly appointed to act as a proxy for a holder of these debt securities will be entitled to vote at a meeting of holders of the debt securities of that series. Holders or proxies representing a majority of the aggregate principal amount of the outstanding debt securities of a series will normally constitute a quorum with respect to that series of debt securities. However, if a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the aggregate principal amount of the outstanding debt securities of a series will constitute a quorum with respect to that series of debt securities when the meeting is rescheduled. For purposes of a meeting of holders that proposes to discuss “reserved matters”, which are specified below, holders or proxies representing 75% of the aggregate principal amount of the outstanding debt securities will constitute a quorum.

      Regulations. The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

•	the proof of the holding of debt securities of a series;

•	the adjournment and chairmanship of such meeting;

•	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

•	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

      Amendments. Israel, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series with:

•	the affirmative vote of the holders of more than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

•	the written consent of the holders of more than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

      However, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the debt securities of that series;

•	reduce the principal amount of the debt securities of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

•	reduce the interest rate on any debt securities of that series;

•	change the currency in which any amount in respect of the debt securities of that series is payable or exclude the Borough of Manhattan, The City of New York, as a required place at which payment with respect to interest, premium or principal is payable;

•	shorten the period during which Israel is not permitted to redeem the debt securities of that series or permit Israel to redeem the debt securities of that series if, prior to such action, Israel is not permitted to do so;

•	change the obligation of Israel to pay any additional amounts;

•	change the definition of “outstanding” with respect to the debt securities of that series;

•	change the governing law provision of the debt securities of that series;

•	change Israel’s appointment of an agent for the service of process in the United States or Israel’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the debt securities of that series;

•	change the status of the debt securities of that series, as described under “Debt Securities — Status of the Debt Securities” above;

•	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

      Israel refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding debt securities) agrees to the change.

      If both Israel and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Israel;

•	surrendering any right or power conferred upon Israel;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•	amending the fiscal agency agreement or the debt securities of that series in any manner that Israel and the fiscal agent may determine that is not inconsistent with the debt securities of that series and that does not adversely affect the interest of any holder of debt securities of that series in any material respect.

      Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

      For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by or on behalf of Israel or any public sector instrumentality of Israel will be disregarded and deemed not to be “outstanding”, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Bank of Israel, any department, ministry or agency of the federal government of Israel or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Israel or any of the foregoing and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Further Issues of Debt Securities of a Series

      From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Israeli law, Israel may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Israel may also consolidate the additional debt securities to form a single series with the outstanding debt securities.

GOVERNING LAW

      The fiscal agency agreement and the debt securities will be governed by and interpreted in accordance with the laws of the State of New York. The laws of Israel will govern all matters governing authorization and execution of the debt securities by Israel.

PLAN OF DISTRIBUTION

      Israel may sell the debt securities: (a) through underwriters or dealers; (b) through agents; or (c) directly to one or more institutional purchasers. Each prospectus supplement will include:

•	the names of any underwriters or agents,

•	the purchase price of the debt securities of that series,

•	the net proceeds to Israel from the sale of such debt securities,

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation, and

•	any discounts or concessions allowed or reallowed or paid to dealers.

      The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      Any underwriters or agents used in the sale may sell the debt securities either on a “best efforts” or on a firm commitment basis. If the underwriters distribute debt securities on a firm commitment basis, the underwriters will acquire the debt securities for their own account and may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by the underwriters at the time of sale. Israel may offer the debt securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased.

      Israel may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, or to contribute to payments the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Israel.

OFFICIAL STATEMENTS

      Information included herein and the registration statement which is identified as being derived from a publication of Israel or one of its agencies of instrumentalities or the Bank of Israel is included on the authority of such publication as a public official document of Israel or the Bank of Israel. All other information herein and in the Registration Statement is included as a public official statement made on the authority of the Director General of the Ministry of Finance of Israel, in his official.

VALIDITY OF THE DEBT SECURITIES

      The validity of the debt securities will be passed upon for Israel by Arnold & Porter LLP, New York, New York and Washington, D.C., United States counsel to Israel, and by Yemima Mazouz, Adv., Legal Advisor to the Ministry of Finance of the State of Israel. As to all matters of Israeli law, Arnold & Porter LLP may rely on the opinion of the Legal Advisor to the Ministry of Finance. All statements with respect to matters of Israeli law in the prospectus have been passed upon by the Legal Advisor to the Ministry of Finance and are made upon her authority.

AUTHORIZED REPRESENTATIVE

      The Authorized Representative of the State of Israel in the United States of America is the Consul and Chief Fiscal Officer for the Western Hemisphere, Ministry of Finance of the State of Israel, 800 Second Avenue, 17th Floor, New York, New York 10017.

ISSUER

Government of Israel

Ministry of Finance
1 Kaplan Street
Hakiria, Jerusalem 91131
Israel

REGISTRAR, FISCAL, TRANSFER AND

PRINCIPAL PAYING AGENT

Citibank, N.A.

5 Carmelite Street
London EC4Y 0PA

LUXEMBOURG LISTING, TRANSFER AND

PAYING AGENT

Kredietbank S.A. Luxembourgeoise

43, Boulevard Royal
L-2955 Luxembourg

LEGAL ADVISORS

To Israel: as to Israeli law Yemima Mazouz, Adv. Legal Advisor Ministry of Finance 1 Kaplan Street Jerusalem 91131 Israel as to U.S. law Arnold & Porter LLP 399 Park Avenue New York, NY 10022	To the Underwriters:
as to Israeli law
Meitar, Liquornik, Geva & Co.
16 Abba Hillel Silver Street
12th Floor
Ramat Gan
Israel

as to U.S. law
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, NY 10019

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the bonds offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

$

STATE OF ISRAEL

             % Bonds

due

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Citigroup

UBS Investment Bank

                    , 2004